May 12, 2009

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	Lennar Corporation

Form 10-K for Fiscal Year Ended November 30, 2008

File No. 001-11749

Definitive Proxy filed March 4, 2009

Dear Mr. O’Brien:

This is Lennar Corporation’s response to your letter dated April 27, 2009 (the “Comment Letter”) containing comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to our above-referenced filings. For your convenience, we have reproduced the full text of each of the Staff’s comments in bold and provided our response to each comment immediately after the comment.

Form 10-K for the year ended November 30, 2008

Results of Operations, page 22

1.	We note your response to our prior comment 1 and your proposed disclosure for future filings. In future filings, please expand your disclosure to provide a reconciliation of operating margin as a percentage of revenues from home sale excluding valuation adjustments to the most directly comparable GAAP measure. Also, please provide all the disclosures required in Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for both gross margin and operating margin on home sales excluding valuation adjustments:

•	Discuss the manner in which you use the non-GAAP measures to conduct or evaluate your business.

•	Discuss the economic substance behind your decision to use such measures.

•

Discuss the material limitations associated with use of the non-GAAP measures as compared to the use of the most directly comparable GAAP measures. In this regard, you must identify each item you eliminate and clarify how the elimination of such items limits the usefulness of this non-GAAP measure as a performance measure.

•	Disclose the manner in which you compensate for these limitations when using the non-GAAP measure.

Further note, if you continue to present these measures because management uses them as performance measures, you must meet the burden of demonstrating the appropriateness and usefulness of this non-GAAP measure as a performance measure.

Response:

In future filings, we will provide a tabular reconciliation of our gross margins on home sales excluding SFAS 144 valuation adjustments to our gross margins on home sales. In addition, we will expand the discussion regarding the manner in which we use the non-GAAP financial measure to conduct and evaluate our business, as well as the economic substance supporting the non-GAAP financial measure. We will also provide discussion relative to the limitations associated with the use of the non-GAAP financial measure as a performance measure, as well as discuss how we compensate for such limitations.

The tabular reconciliation of our gross margins on home sales excluding SFAS 144 valuation adjustments to our gross margins on home sales will be substantially as follows for all of our reportable homebuilding segments and Homebuilding Other:

	Three Months Ended May 31,			Six Months Ended May 31,
(In thousands)	2009		2008	2009	2008
Sales of homes	$	XXX	XXX	XXX	XXX
Costs of homes sold		XXX	XXX	XXX	XXX

Gross margins on homes sales		XXX	XXX	XXX	XXX
SFAS 144 valuation adjustments to finished homes, CIP and land on which we intend to build homes		XXX	XXX	XXX	XXX

Gross margins on homes sales excluding SFAS 144 valuation adjustments	$	XXX	XXX	XXX	XXX

The disclosure we intend to make each time we disclose our gross margins on homes sales excluding SFAS 144 valuation adjustments will be substantially as follows:

“Gross margins on home sales excluding SFAS 144 valuation adjustments is a non-GAAP financial measure, and is defined by us as sales of homes revenue less costs of homes sold excluding our SFAS 144 valuation adjustments recorded during the period. Management finds this to be an important and useful measure in evaluating our performance because it discloses the profit we generate on homes we actually delivered during the period, as our SFAS 144 valuation adjustments relate to inventory that we did not deliver during the period. Gross margins on home sales excluding SFAS 144 valuation adjustments also is important to our management, because it assists our management in making strategic decisions regarding our construction pace, product mix and product pricing based upon the profitability we generated on homes we actually delivered during previous periods. We believe investors also find gross margins on home sales excluding SFAS 144 valuation adjustments to be important and useful because it discloses a profitability measure on homes we actually delivered in a period that can be compared to the profitability on homes we delivered in a prior period without regard to the variability of SFAS 144 valuation adjustments recorded from period to period. In addition, to the extent that our competitors provide similar information, disclosure of our gross margins on home sales excluding SFAS 144 valuation adjustments helps readers of our financial statements compare our ability to generate profits with regard to the homes we deliver in a period to our competitors’ ability to generate profits with regard to the homes they deliver in the same period.

Although management finds gross margins on home sales excluding SFAS 144 valuation adjustments to be an important measure in conducting and evaluating our operations, this measure has limitations as an analytical tool as it is not reflective of the actual profitability generated by our company during the period. This is because it excludes charges we recorded, in accordance with SFAS 144, relating to inventory that declined in value during the period. In addition, because gross margins on home sales is a financial measure that is not calculated in accordance with GAAP, it may not be completely comparable to similarly titled measures of our competitors due to potential differences in methods of calculation and charges being excluded. Our management compensates for the limitations of using gross margins on home sales excluding SFAS 144 valuation adjustments by using this non-GAAP measure only to supplement our GAAP results in order to provide a more complete understanding of the factors and trends affecting our operations. In order to analyze our overall performance and actual profitability relative to our homebuilding operations, we also compare our gross margins on home sales during the period, inclusive of SFAS 144 valuation adjustments, with the same measure during prior comparable periods. Due to the limitations discussed above, gross margins on home sales excluding SFAS 144 valuation adjustments should not be viewed in isolation as it is not a substitute for GAAP measures of gross margins.”

Form 10-Q for February 28, 2009

Financial Condition and Capital Resources, page 36

2.	On page 42 you state, “Based on our current financial condition and credit relationships, we believe that our operations and borrowing resources will provide for our current and long-term capital requirements at our anticipated levels of activity.” While you have had positive cash flow from operations of $80.2 million and $1.1 billion in the quarter ending February 28, 2009, and the fiscal year ending November 30, 2008, these amounts are significantly impacted by the collection of income tax receivables during these periods. You have incurred substantial losses in recent periods, revenue is down 44% in the first quarter, and new orders and backlog have continued to decrease. While you have $1.1 billion in cash as of February 28, 2009, the borrowing availability on your credit facility was $185 million. You report debts payable and other contractual obligations due within a year of $828 million as of November 30, 2008, an amount you report has not changed materially as of February 28. Please expand the discussion, in future filings, to provide more specific information on how you expect to meet these obligations and fund your operations. Discuss the significant changes in sources of cash from period to period and how you determined these sources will still be sufficient. Disclose whether you expect any alternative sources of funding to be available.

Response:

We will in future filings be more specific with regard to how we expect to meet our obligations and fund our operations during the next twelve months. Although we noted in our Form 10-K for our fiscal year ended November 30, 2008 that we had debts payable and contractual obligations due within one year of approximately $828 million at November 30, 2008, this amount included approximately $210 million of warehouse financing that was secured by approximately $287 million in mortgage loans and receivables on loans sold by our Financial Services segment that had not yet been funded by the respective investors as of November 30, 2008. Our Financial Services segment customarily sells these mortgage loans and receivables on loans in the secondary mortgage market on a servicing released, non-recourse basis within 30 to 60 days. The outstanding warehouse financing is generally repaid with the proceeds from the sales of the mortgage loans and receivables on loans that secure the outstanding warehouse financing. Therefore, that warehouse financing is not likely to be a call on our current or future cash resources.

In addition, the disclosures in our Form 10-Q for the quarter ended February 28, 2009 state that the borrowing availability under our credit facility, subsequent to the required $350 million usage of cash, might be increased from the disclosed $185 million, if the $350 million is used to purchase qualified borrowing base assets as defined by our credit facility. In addition, the $185 million itself could be used to purchase borrowing base assets, which would further increase our borrowing availability. Thus, we are not necessarily limited to $185 million of potential borrowings under our credit facility.

Subsequent to the filing of our Form 10-Q for the quarter ended February 28, 2009, we obtained additional funding. In late April 2009, we commenced a $275 million registered offering into the market of our Class A common stock through J.P. Morgan Securities Inc., Citigroup Global Markets Inc., Merrill Lynch, Pierce Fenner & Smith Incorporated and Deutsche Bank Securities, Inc. As of May 11, 2009, we have received net proceeds of approximately $103 million from sales of our Class A common stock relative to that offering. Also, in late April 2009, we sold $400 million principal amount of 12.25% Senior Notes due 2017 to Citigroup Global Markets Inc., Banc of America Securities LLC and J.P. Morgan Securities Inc., as initial purchasers, for resale to qualified institutional buyers in accordance with Rule 144A and to persons outside the United States under Regulation S. The proceeds of these transactions provide additional resources that are available to us in order to meet debt maturities and other contractual obligations, as well as to fund operations and acquisitions.

Critical Accounting Policies, page 49

3.	In response to prior comment 7, you provide additional disclosure in your Form 10-Q discussing how you estimate the fair value of communities evaluated for impairment under SFAS 144. Expand the discussion to provide more detailed information on the basis for your assumptions such as the timing of home sales and selling prices and costs and how you identify and analyze marketplace trends to develop these assumptions. Due to the levels of subjectivity and judgment necessary, a more detailed explanation of how you arrived at your assumptions would be useful to an investor. For example, clarify the extent to which you use current metrics to value a community, such as actual sales prices and days on market figures, how you adjust this type of historical information to reflect trends, what types of trends are considered in your analysis, and at what point is a noticed variation in sales price or days on market considered a trend. Provide expanded information on both your process for developing these assumptions and the specific information about your communities that is significant to your estimates. Also, discuss how accurate these estimates have been in the past and consider what information can be provided to investors concerning the sensitivity of these estimates.

Response:

In future filings we will expand our critical accounting policies regarding inventory valuation to provide more detailed explanations of the basis for our assumptions regarding the timing of home sales, selling prices and costs as well as how we identify and analyze marketplace trends to develop and arrive at our assumptions. Specifically, we plan to make substantially the following disclosure:

“Each of the homebuilding markets we operate in is unique, as homebuilding has historically been a local business driven by local market conditions and demographics. Each of our homebuilding markets is dynamic and has specific supply and demand relationships reflective of local economic conditions. Our cash flow models are impacted by many assumptions. Some of the most critical assumptions in our cash flow models are our projected absorption pace for home sales, sales prices and costs to build and deliver our homes on a community by community basis. In order to arrive at the assumed absorption pace for home sales included in our cash flow models, we analyze our historical absorption pace in the community as well as other communities in the geographical area. In addition, we analyze internal and external market studies and trends, which generally include, but are not limited to, statistics on population demographics, unemployment rates and availability of competing product in the geographic area where the community is located. In order to determine the assumed sales prices included in our cash flow models, we analyze the historical sales prices realized on homes we delivered in the community and other communities in the geographical area as well as the sales prices included in our current backlog for such communities. In addition, we analyze internal and external market studies and trends, which generally include, but are not limited to, statistics on sales prices in neighboring communities and sales prices on similar products in non-neighboring communities in the geographic area where the community is located. In order to arrive at our assumed costs to build and deliver our homes, we generally assume a cost structure reflecting contracts currently in place with our vendors adjusted for any anticipated cost reduction initiatives or increases in cost structure. Due to the fact that the estimates and assumptions included in our cash flow models are based upon historical results and projected trends, they do not anticipate unexpected changes in market conditions that may lead to us incurring additional impairment charges in the future.”

In addition, we will, in future filings, clarify the extent to which we use current metrics to value a community, how we adjust historical information to reflect trends, what kind of trends are considered in our analysis and at what point is a noticed variation considered a trend. Specifically, we plan to make substantially the following disclosure:

“When analyzing our historical absorption pace for home sales and corresponding internal and external market studies, we place greater emphasis on more current metrics and trends such as the absorption pace realized in our most recent quarters as well as forecasted population demographics, unemployment rates and availability of competing product. Generally, if we notice a variation from historical results over a span of two fiscal quarters, we consider such variation to be the establishment of a trend and adjust our historical information accordingly in order to develop assumptions on the projected absorption pace in the cash flow model for a community. When analyzing our historical sales prices and corresponding market studies, we also place greater emphasis on more current metrics and trends such as future forecasted sales prices in neighboring communities as well as future forecasted sales prices for similar product in non-neighboring communities. Generally, if we notice a variation from historical results over a span of two fiscal quarters, we consider such variation to be the establishment of a trend and adjust our historical information accordingly in order to develop assumptions on the projected sales prices in the cash flow model for a community. Costs assumed in our cash flow models for our communities are generally based on the rates we are currently obligated to pay under existing contracts with our vendors adjusted for any anticipated cost reduction initiatives or increases in cost structure.”

We believe the expanded disclosures above provide additional information on both our process for developing our assumptions and the specific information and assumptions about our communities that are significant to their valuation. As noted in our prior response, many of the significant assumptions used in determining the fair value estimates of our communities are interrelated, thus it is difficult to determine how sensitive the fair value estimates are to each of these significant estimates and assumptions used, as well as whether certain estimates and assumptions are more subjective than others. In addition, due to highly volatile market conditions, we believe a discussion surrounding the historical accuracy of these estimates and assumptions would not provide information for investors that would allow them to calculate our exposure to potential future impairments should our current assumptions differ from actual future results.

* * * *

Lennar Corporation acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

We hope the responses above fully address the Staff’s comments. If you have any questions or comments regarding any of our responses in this letter, please contact me by telephone at 305.229.6428 or by telecopy at 305.227.7115.

Sincerely,

/s/ Bruce E. Gross
Bruce E. Gross
Vice President and Chief Financial Officer
Lennar Corporation

cc: Melissa N. Rocha, Division of Corporation Finance